EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Magal S3 to Announce its Third Quarter
2010 Results on November 18, 2010

YAHUD, ISRAEL, November 9, 2010 -- Magal S3 (NASDAQ: MAGS, TASE: MAGS) today announced that it intends to publish its third quarter results on November 18, 2010.  The Company will hold an investors’ conference call on the same day, at 9am Eastern Time.

Investors’ Conference Call Information:
To participate, please call one of the following teleconferencing numbers.  Please begin placing your calls a few minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 888 407 2553
Israel Dial-in Number: 03 918 0644
UK Dial-in Number: 0 800 917 9141
International Dial-in Number:  +972 3 918 0644
at:
9:00 am Eastern Time; 6:00 am Pacific Time; 2:00pm UK Time; 4:00 pm Israel Time

A replay of the call will be available from the day after the call. The link to the replay will be accessible from Magal’s website at: www.magal-ssl.com.

About Magal S3

Magal S3 is a leading international provider of security, safety and site management solutions and products (NASDAQ: MAGS).

Over the past 40 years, Magal S3 has delivered tailor-made solutions to hundreds of satisfied customers in over 80 countries.

Magal S3 offers a broad portfolio of unique products used to protect sensitive installations in some of the world’s most demanding locations and harshest climates. This portfolio covers the following three categories:

•	Perimeter Intrusion Detection Systems (PIDS) - a variety of smart barriers and fences, fence mounted detectors, virtual gates, buried and concealed detection systems

•	Close Circuit TV (CCTV) – a comprehensive management platform with a leading Intelligent Video Analysis (IVA) and Video Motion Detection (VMD) engine

•	Physical Security Information Management (PSIM) – a site management open system that enhances command, control and decision making during both routine operations and crisis situations

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

For more information:

Magal Security Systems Ltd. Eitan Livneh, CEO Tel: +972-3-539-1421 Assistant: Ms. Elisheva Almog E-mail:elishevaA@magal-s3.com Web: www.magal-s3.com	CCG Investor Relations Ehud Helft/Kenny Green Tel: (US) +1 646 201 9246 Int’l dial: +972 3 607 4717 E-mail: magal@ccgisrael.com